Mail Stop 4561

July 19, 2006

By U.S. Mail and Facsimile to (212) 997-4242

John Sifonis
President
Trulite, Inc.
Three Riverway
Suite 1700
Houston, Texas 77056

Re: Trulite, Inc.
   Amendment No. 4 to Registration Statement on Form 10-SB
   Filed July 7, 2005
   File No. 0-51696

Dear Mr. Sifonis:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file the form of Warrant Agreement that governs 1.4 million shares.

Financial Statements for the Quarterly Periods Ended March 31, 2006 and 2005

Note B – Summary of Significant Accounting Policies

Stock Based Compensation Plan, page F-8

2.   Please revise to disclose how you determined the appropriateness of zero volatility for the stock options granted in the first quarter of 2006. We note the assumed volatility of 48% for the options granted during 2005.

Note K – Subsequent Events, page F-13

3.   Please revise to clarify whether all the options issued in April 2006 were incentive options issued to employees or directors or options issued in exchange for services. Quantify amounts issued for each type of option granted.

Financial Statements (Restated) for the Year Ended December 31, 2005 and For the Period from Inception (July 15, 2004) through December 31, 2004.

Note C – Business Combination, page F-23

4.   Please refer to our previous comment 8 and revise to disclose the following information:

- Please disclose all assumptions used in the valuation. For example, you state that a discounted cash flow analysis was used. Please disclose the timeline of the expected cash flows, the discount rate used in your calculation, and any other relevant assumptions used so an investor can understand the reasonableness of the valuation;

- In your response, you state that additional funding in four tranches was provided for in your business agreement if certain milestones were met. Please clarify if you consider this agreement to be contingent consideration, and disclose the basis for your conclusion; and,

- Please clarify what the milestones are, discuss if you anticipate meeting them, and what the timelines are to accomplish them. Quantify the amounts to be received upon achievement of the milestones and how you will account for the additional funding.

Refer to paragraphs 51(d) and (f) of SFAS 141.

Note I – Common Stock Options, Page F–26

5.   Please refer to our previous comment 9. Please revise to disclose how you determined that a volatility of 48% was appropriate given your lack of trading history. If you are using the volatility of a similar publicly traded company, please tell us why you believe their business is similar to your own and why you anticipate that your stock sales, once registered, will be similar to theirs.

6.   It remains unclear how you determined that the stock options are immaterial to your financial statements given your current revised assumptions. Please provide us with additional information supporting your determination of the fair value of the stock options issued, including a copy of any related calculation used in the determination.

Note L – Restatement of Financial Statements, page F-29

7.   Please refer to our previous comment 10. We note your additional columnar presentation included on page F-29. Please revise the relevant columns of your Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Stockholder's Equity to clearly label the information as restated. Also, move this footnote to the front of this section.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial

John Sifonis
Trulite, Inc.
July 19, 2006
Page 4

statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: David N. Feldman, Esq.
       Feldman Weinstein LLP
       420 Lexington Avenue, Suite 2620
       New York, New York 10170